Exhibit 12
John Deere Capital Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(thousands of dollars)

	Nine Months Ended July 31,		For the Years Ended October 31,

	2002	2001	2001	2000	1999	1998	1997

Earnings:
Income before income taxes and changes in accounting	$277,820	$181,326	$245,662	$216,712	$235,760	$233,534	$211,251
Fixed charges	282,510	362,131	459,348	447,169	366,102	373,237	330,648

Total earnings	$560,330	$543,457	$705,010	$663,881	$601,862	$606,771	$541,899

Fixed charges:
Interest expense	$278,894	$356,682	$452,032	$440,220	$360,925	$368,381	$326,867
Rent Expense	3,616	5,449	7,316	6,949	5,177	4,856	3,782

Total fixed charges	$282,510	$362,131	$459,348	$447,169	$366,102	$373,237	$330,649

Ratio of earnings to fixed charges*	1.98	1.50	1.53	1.48	1.64	1.63	1.64

"Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases which is deemed to be representative of the interest factor and rental expense under operating leases.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.